UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 16, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital, and the borrowings and indebtedness of Vodafone Group Plc, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at September 30, 2009.

At September 30,
2009
£
(in millions)
Borrowings and Indebtedness
Short-term borrowings	7,168
Short-term derivative financial instruments *	169
Total short-term borrowings	7,337

Long-term borrowings	32,285
Long-term derivative financial instruments *	337
Total long-term borrowings	32,622

Total borrowings and indebtedness	39,959

Share Capital
Called up share capital (57,807,857,177 ordinary shares allotted, issued and fully paid)	4,153
Treasury shares held (5,185,783,456 shares)	(7,867)
Additional paid-in capital	153,424
Accumulated other comprehensive income	19,810
Retained losses	(81,924)

Total equity and shareholders’ funds	87,596

Total Capitalization and Indebtedness	127,555

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)	At September 30, 2009, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Essar of INR139 billion and Vodafone Holdings SA Pty Limited of ZAR5.5 billion.

(2)	At September 30, 2009, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling £660 million.

(3)

At September 30, 2009, the Group had cash and cash equivalents of £3,738 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £2,220 million, giving total net borrowings and indebtedness of £34,001 million.

(4)

The Group’s outstanding US and euro commercial paper, reported within short term borrowings in the above table, increased by US$11 million and decreased by €132 million and £60 million between September 30, 2009 and November 6, 2009.

(5)

Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since September 30, 2009.

S-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 16, 2009	By:	/s/ S R Scott
	Name:	Stephen R. Scott
Title: Group General Counsel and Company
Secretary